Exhibit 99.1

DJSP Enterprises, Inc. Reports Financial Results for the Three and Six Months Ended
June 30, 2010

PLANTATION, Fla., September 7, 2010 /GlobeNewswire/ -- DJSP Enterprises, Inc. (NASDAQ: DJSP, DJSPW, DJSPU), one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced financial results for the three and six month periods ended June 30, 2010.

Second Quarter Financial Highlights

•	Total revenue for the second quarter 2010 decreased 9.1% to $56.1 million from $61.7 million in last year's comparable period.

•	Excluding client costs, total revenue for the second quarter 2010 decreased to $28.9 million from $30.9 million or 6.5% compared to the same period last year.

•	Adjusted Net Income including noncontrolling interests was $5.5 million for the second quarter 2010 or $0.28 per diluted share.*

•	Adjusted EBITDA for the second quarter 2010 was $6.7 million.

Year to Date Financial Highlights

•	Total revenue for the six months ended June 30, 2010 increased 9.3% to $127.7 million from $116.8 million in last year’s comparable period.

•	Excluding client costs, total revenue for the six months ended June 30, 2010 decreased to $59.7 million from $61.0 million or 2.1% compared to the same period last year.

•	Adjusted Net Income including noncontrolling interests was $14.2 million for the six months ended June 30, 2010 or $0.73 per diluted share.*

•	Adjusted EBITDA for the six months ended June 30, 2010 was $21.1 million.

*Calculated using treasury stock method assuming an average ordinary share price of $8.25 for the quarter ended June 30, 2010; assuming 19.5 million average diluted shares outstanding.

Second Quarter Results

Total revenue for second quarter 2010 decreased 9.1% to $56.1 million from $61.7 million in the same period last year. This was primarily due to a decrease in foreclosure referrals, title fees, and client reimbursed costs. Title fees decreased due to the decrease in foreclosure volume and the switch made by some clients to use their own title company. These decreases in revenue were partially offset by increases in REO closings, REO liquidation operations at Default Servicing, and eviction fees. Two new service offerings, Deed-in-lieu and Mediations, also contributed to offsetting these decreases. During the second quarter, client reimbursed costs decreased by 11.7% to $27.2 million from $30.8 million in the same quarter in 2009 as a result of a decrease in foreclosure volume. Our REO closing business became an increasingly significant source of revenue during the quarter, generating $3.5 million in revenue compared to $2.1 million in the same period last year. Our REO liquidation business, which emanates from a single customer, contributed $3.2 million in revenue in the second quarter compared to $2.9 million in the same quarter last year. Going forward, we intend to offer both REO closing and liquidation services to additional customers as a means of increasing revenues and profits. Deed-in-lieu and Mediation services were initiated in the second quarter and contributed a combined $0.7 million to our revenues during the quarter. Revenue from foreclosure services decreased by $1.5 million, or 8.3%, for the quarter to $16.6 million, compared to $18.1 million during the same period last year.

Our adjusted EBITDA decreased to $6.7 million for the three months ended June 30, 2010 from $17.7 million in the same period last year. This decrease was primarily due to three factors:  the decrease in foreclosure volume; an increase in compensation expenses; and an increase in expenses related to becoming a public company, including $0.9 million in legal expenses. Our compensation expenses increased $2.6 million, on an adjusted basis, primarily as a result of staffing increases. Increases in staffing were made to address expressed client needs, expanding legacy files due to court delays, and necessary upgrades to the corporate management structure. A much smaller increment of the increase in staffing was due to the mandatory mediation requirement dictated by the Florida Supreme Court for foreclosure files.

During the second quarter 2010, our adjusted net income decreased to $3.5 million from $8.3 million in for the same period in 2009, due to the decrease in revenue and increase in our expenses stated above.

Year-to-Date Results

Total revenue for the six months ended June 30, 2010 increased $10.9 million, or 9.3%, to $127.7 million from $116.8 million in last year's comparable period. The revenue resulted from an increase in client reimbursed costs, REO closings, REO liquidations, eviction services, and two new services, Deed-in-lieu and Mediation. These increases were offset by decreases in our foreclosure and title services fees. Excluding client reimbursed costs, our total revenues decreased by $1.3 million, or 2.1%, to $59.7 million compared to $61.0 million for the same period last year.  Revenues from our REO closing and liquidation business increased by $2.4 million and $1.6 million, respectively, over the same period last year. As mentioned above we initiated two new services, Deed-in-lieu and Mediations, which contributed a combined $0.7 million to total revenue.

Compensation expenses, on an adjusted basis, increased by $5.9 million, or 30.7%, to $25.1 million for the six months in 2010 compared to $19.2 million during the same period in 2009.

General and administrative expenses, on an adjusted basis, increased by $5.1 million, or 60.7%, to $13.5 million from $8.4 million last year. Public company and nonrecurring expenses increased our expenses by approximately $2.5 million during the first six months of 2010.  Other operating expenses, including rent, supplies, travel, mailing, and others , increased as a result of the increase in headcount.

During the first six months of 2010, our adjusted net income decreased to $7.8 million from $15.8 million in the same period in 2009.  We generated $17.1 million in cash from operating activities in the six months ended June 30, 2010, compared to $26.4 million in the six months ended June 30, 2009.

Our overall debt of $74.6 million bears an average interest rate of 2.9%. The senior note of $35 million bears no interest for the first six months.

Operating Discussion

As a result of management’s discussions with our largest client, The Law Offices of David J. Stern, P.A. (“DJSPA”) and with the major lenders and servicers for whom DJSPA processes foreclosure files, we believed file volume would increase in the third quarter and we previously decided to maintain current staffing levels. However, file volumes continue to be delayed and existing staffing levels are not sustainable indefinitely.

Rick Powers, President and COO commented, “While a large portion of our business can only be processed with human capital, we are identifying opportunities where technology and process change can be implemented to create efficiency. We are prepared to create efficiencies and make cuts where appropriate over the next three to six months.”

DJSP Enterprises continues to diversify our service offerings beyond default services. As part of our effort to grow our business, we are building business to address the new government initiatives.  In this regard, we have expanded our national deed-in lieu and modification services.  Our deed in lieu business has been our fastest growing service offering in the third quarter.  In addition, with the addition of Timios we are moving to expand our title services, which among other things provides title work for refinancing, into the nation’s largest and hardest hit real estate market of California.

Timios, Inc.

As of August 1st, all Florida title operations have been consolidated under the common management of Timios, Inc. and have already adopted Timios’ best in class paperless operating system for all new orders. In addition we are in the process of licensing Timios in California, the nation’s largest real estate market. This is a major step in becoming a cyclical provider of services to the mortgage industry.

Rick Power added, “That we were able to accomplish this consolidation in such a short period of time speaks to the strong technology at Timios and the quality of both management teams. We are looking forward to entering the California market and expect continued strong performance from Timios.”

Management

David J. Stern Chairman and CEO stated, “We are happy to announce that Kerry Propper will be taking Matthew Kayton’s seat on the board of directors. Mr. Kayton will transition roles with the company and will continue to work with us on a consulting basis in the areas of Title services, acquisitions and other strategic initiatives.”

Mr. Stern continued, “I am very thankful to Matthew for his service and I look forward to his continued contribution as a consultant. Kerry brings a great deal of public company experience to the board and I am pleased that he will be joining us.”

Conference call Information:

Management will conduct a conference call at 8:30 a.m. Eastern Time on Wednesday, September 8, 2010, to discuss the second quarter and year-to-date 2010 results.  To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 877-312-5504. When prompted by the operator, mention conference ID 94593027. Participating in the call for DJSP will be David J. Stern, Chairman and Chief Executive Officer, Rick Powers, President and Chief Operating Officer, and Kumar Gursahaney, Executive Vice President and Chief Financial Officer.

If you are unable to participate in the call at this time, a replay will be available for one week starting on Wednesday, September 8, 2010, at 11:30 Eastern Time. To access the replay, dial 706-645-9291. Please use passcode 94593027. The call will also be carried live by webcast over the Internet and accessible at www.djspenterprises.com.

About DJSP Enterprises, Inc.

DJSP is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. We provide a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. Our principal customer is DJSPA, whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been DJSPA clients for more than 10 years. We have approximately 1,200 employees and contractors and are headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. Our U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for our U.S. operations.

Forward Looking Statements

This press release contains forward-looking statements about us within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), including but not limited to management’s expectations about efficiencies and expense reduction efforts. Mr. Kayton’s ongoing consulting role with us, our strategic growth initiatives and our ability to provide closing services in California. Additionally, words such as “anticipate,” “believe,” “estimate,” “expect” and “intend” and other similar expressions are forward-looking statements within the meaning of the Act. Such forward-looking statements are based upon the current beliefs and expectations of our management and are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving us or our affiliates, which, because of the nature of our business, have happened in the past to us and the DJSPA; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which we are engaged; fluctuations in customer demand; our ability to manage growth and integrate acquisitions; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand our operations to other states or to provide services we do not currently provide; the impact and cost of complying with applicable U.S. Securities and Exchange Commission  (“SEC”) rules and regulations; geopolitical events and changes, as well as other relevant risks detailed in our filings with the SEC, including our Annual Report on Form 20-F for the period ended December 31, 2009, which are available at the SEC’s internet site (http://www.sec.gov) Forward-looking statements in this press release speak only as of the date of the press release, and we assume no obligation to update forward-looking statements or the reasons why actual results could differ.

Non-GAAP Financial Measures

The financial information and data contained in this press release are unaudited and do not conform to the SEC's Regulation S-X. This press release includes certain estimated financial information and forecasts presented that are not derived in accordance with accounting principles generally accepted in the United States ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. Management believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of the Company’s financial performance. Such measures are not recognized terms under GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with GAAP. Such measures are not a completely representative measure of either the historical performance or, necessarily, the future potential of the Company.

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) income and/or expense items that are expected to be at different levels in future periods. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us to evaluate and compare our performance on a consistent basis with the operating cost structure in place as a publicly traded operating company, reflecting the effects of that cost structure and our current fee schedule. In the calculation of adjusted EBITDA for the three and six months ended June 30, 2009, we exclude from expenses the compensation paid to Mr. Stern that exceeded the base compensation that he was entitled to receive after we became a publicly traded operating company (and prior to September 1, 2010), because the Company no longer has any arrangement with Mr. Stern that would require any payments to him at a comparable level. Mr. Stern does not have an incentive plan arrangement providing for pay above base compensation.  In addition, we excluded the payroll taxes associated with such compensation, as well as travel expenses incurred on behalf of Mr. Stern in prior periods that are no longer provided since we became a publicly traded operating company. The adjustment to Fee to Processing reflects the additional fees DJS Processing, LLC would have received under the Services Agreement if the fee schedule under the Services Agreement had been determined in a fashion consistent with the current fee schedule.  In the calculation of adjusted EBITDA for the three and six months ended June 30, 2010, we included additional fees due to DJS Processing, LLC as a result of a retroactive amendment to the fee schedule for the Services Agreement agreed to by DJS Processing, LLC and DJSPA to increase the fees payable to DJS Processing, LLC effective January 1, 2010.

In the calculation of the adjusted net income measure presented for the three and six months ended June 30, 2010, we deducted the actual GAAP interest, depreciation and amortization for the period from the adjusted EBITDA calculation and then subtracted assumed income tax expense, calculated at the expected going forward tax rate of 38.6% on pre-tax income after minority interest.  For periods prior to our becoming a publicly traded operating company, we were not subject to income tax and therefore did not record income tax expense.  We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure in place after our becoming a publicly traded operating company, reflecting the effects of that taxable structure on profitability.  In the calculation of adjusted net income measure presented for the three and six months ended June 30, 2010, we deducted the actual GAAP interest, depreciation, amortization and income taxes for the period from the adjusted EBITDA calculation. The following table provides reconciliations of net income (GAAP) to Adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP).

Reconciliations of Net Income (US GAAP) to Adjusted EBITDA (Non-GAAP) and
Adjusted Net Income (Non-GAAP)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Net Income attributable to DJSP Enterprises, Inc.	$3,813	$14,113	$7,786	$27,455
Add-backs:
Income taxes	625	-	4,892	-
Net income attributable to noncontrolling interests	2,442	-	6,394	-
Interest, depreciation & amortization	1,004	255	2,022	510
EBITDA	7,884	14,368	21,094	27,965
Adjustments to EBITDA:
Adjustments to fee to Processing	(1,212)	1,099	-	1,381
Compensation related	-	946	-	3,648
Non-recurring travel	-	678	-	1,246
Promotion	-	562	-	562
Total adjustments to EBITDA	(1,212)	3,285	-	6,837
Adjusted EBITDA	6,672	17,653	21,094	34,802

Adjustment to net income:
Interest, depreciation & amortization	(1,004)	(255)	(2,022)	(510)
Income taxes	(201)	(2,894)	(4,892)	(8,796)
Adjusted net income	5,467	14,504	14,180	25,496

Less net income attributable to noncontrolling interests	2,011	6,175	6,394	9,728

Adjusted net income attributable to DJSP Enterprises, Inc.	$3,456	$8,329	$7,786	$15,768

Adjusted net income per ordinary share:
Basic	$0.32		$0.73
Diluted	$0.28		$0.73

Weighted Average number of shares outstanding:
Basic	10,663,866		10,663,866
Diluted	19,495,865		19,495,865

CONTACT: DJSP Enterprises, Inc.
Investor Contact:
Chris Simmons, Investor Relations Manager
954-233-8000, ext. 1744
cbsimmons@dstern.com

Financial Statements Follow

DJSP Enterprises, Inc.
Unaudited Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	(unaudited)
	June 30,	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$6,133	$763
Accounts receivable:
Client reimbursed costs	3,198	6,047
Fee income, net	24,510	15,637
Unbilled receivables	6,738	10,592
Total related party accounts receivable	34,446	32,276
Fee income receivable, net	498	798
Total accounts receivable, net	34,944	33,074
Prepaid expenses and other current assets	463	87
Total current assets	41,540	33,924
Property and equipment, net	5,128	4,692
Total assets	46,668	38,616

Liabilities
Current liabilities:
Line of credit	14,930	10,656
Accounts payable	4,671	1,506
Income taxes payable	2,199	-
Accounts payable - client reimbursed costs	3,198	6,047
Deferral notes payable	3,000	-
Accrued compensation	3,902	1,863
Accrued expenses and other current liabilities	930	1,857
Note payable	-	2,307
Total current liabilities	32,830	24,236
Senior note payable	35,000	-
Sellers note payable	47,869	-
Deferral notes payable	6,850	-
Equipment note payable	2,000	-
Deferred rent	1,150	1,098
Other liabilities	519	262
Total liabilities	126,218	25,596
Shareholders' equity
Common Stock - $0.0001 par value; 60,000,000 authorized,
10,663,866 and 9,166,666 shares issued and outstanding at
June 30, 2010 and December 31, 2009, respectively	1	1
Additional paid-in-capital	30,950	8,671
Retained earnings	(81,191)	4,348
Total DJSP Enterprises, Inc. equity	(50,240)	13,020
Noncontrolling interest	(29,310)	-
Total equity	(79,550)	13,020
Total liabilities and shareholders’ equity	$46,668	$38,616

DJSP Enterprises, Inc.
Unaudited Condensed Consolidated Statement of Operations
(in thousands, except share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenue:
Fee income
Foreclosure	$16,620	$18,093	$36,213	$36,002
Title	2,913	6,207	6,738	13,209
Closing	3,505	2,056	6,152	3,758
REO liquidation	3,209	2,937	6,488	4,872
Bankruptcy	921	1,017	1,752	1,907
Eviction	726	371	1,247	897
Litigation/Monitor	294	224	427	324
Deed in Lieu	227	-	227	-
Mediation	467	-	467	-
Total fee income	28,882	30,905	59,711	60,969
Client reimbursed costs	27,188	30,817	67,980	55,797
Total revenue	56,070	61,722	127,691	116,766
Operating expenses:
Client reimbursed costs	27,188	30,817	67,980	55,797
Compensation related expenses	12,858	11,245	25,126	22,825
General and administrative	8,160	5,292	13,511	10,179
Depreciation	413	255	806	510
Total operating expenses	48,619	47,609	107,423	89,311

Income from operations	7,451	14,113	20,268	27,455

Non-operating expense:
Interest expense	571	-	1,196	-
Income before income taxes	6,880	14,113	19,072	27,455

Income taxes	625	-	4,892	-

Net Income	6,255	14,113	14,180	27,455
Less: Net income attributable to noncontrolling interest	2,442	-	6,394	-
Net income attributable to DJSP Enterprises, Inc.	$3,813	$14,113	$7,786	$27,455

Earnings per share
Basic	$0.36		$0.73
Diluted	$0.32		$0.73
Weighted Average number of shares outstanding
Basic	10,663,866		10,663,866
Diluted	19,495,865		19,495,865

Reconciliations of Net Income (US GAAP) to Adjusted EBITDA (Non-GAAP) and
Adjusted Net Income (Non-GAAP)

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Net Income attributable to DJSP Enterprises, Inc.	$3,813	$14,113	$7,786	$27,455
Add-backs:
Income taxes	625	-	4,892	-
Net income attributable to noncontrolling interests	2,442	-	6,394	-
Interest, depreciation & amortization	1,004	255	2,022	510
EBITDA	7,884	14,368	21,094	27,965
Adjustments to EBITDA:
Adjustments to fee to Processing	(1,212)	1,099	-	1,381
Compensation related	-	946	-	3,648
Non-recurring travel	-	678	-	1,246
Promotion	-	562	-	562
Total adjustments to EBITDA	(1,212)	3,285	-	6,837
Adjusted EBITDA	6,672	17,653	21,094	34,802

Adjustment to net income:
Interest, depreciation & amortization	(1,004)	(255)	(2,022)	(510)
Income taxes	(201)	(2,894)	(4,892)	(8,796)
Adjusted net income	5,467	14,504	14,180	25,496

Less net income attributable to noncontrolling interests	2,011	6,175	6,394	9,728

Adjusted net income attributable to DJSP Enterprises, Inc.	$3,456	$8,329	$7,786	$15,768

Adjusted net income per ordinary share:
Basic	$0.32		$0.73
Diluted	$0.28		$0.73

Weighted Average number of shares outstanding:
Basic	10,663,866		10,663,866
Diluted	19,495,865		19,495,865